SEC
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MAR 01 2013

Washington DC
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SECURITIE 13011039 ION

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SEC FILE NUMBER
8-47498

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Planner Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street, 7th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm (212) 897-1685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Metis Group Certified Public Accountants LLC
(Name - if individual, state last, first, middle name)

225 West 34th Street #1800 (Address) New York (City) NY (State) 10122 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

3/5/13

Planner Securities LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Kevin Wedwaldt, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Planner Securities LLC for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

K Wedwaldt
Signature

President CEO CCO
Title

Christopher R Dunne 02/28/13
Notary Public

CHRISTOPHER R DUNNE
Notary Public - State of New York
NO. 01DU6259747
Qualified in New York County
My Commission Expires 04/16/2016

Planner Securities LLC
Index
December 31, 2012

Page(s)

METiS group LLC

CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
P 212-643-0099
F 212-496-7502
WWW.METISGROUPLLC.COM | OFFICES: BASKING RIDGE, NJ • PLAINVIEW, NY • ARMONK, NY • BOCA RATON, FL

INDEPENDENT AUDITORS' REPORT

To the Member of
Planner Securities LLC
New York, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Planner Securities LLC, (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Managements' Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

METIS group LLC

CERTIFIED PUBLIC ACCOUNTANTS

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planner Securities LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Metis Group LLC

METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC
New York, New York
February 28, 2013

Planner Securities LLC

Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 231,710
Due from clearing broker	100,331
Fixed assets at cost, net of depreciation of $906	1,812
Security deposit	30,000
Other assets	8,051
Total assets	$ 371,904
Liabilities and Member's Equity	
Accrued expenses	$ 9,050
Member's equity	362,854
Total liabilities and member's equity	$ 371,904

The accompanying notes are an integral part of this financial statement.

Planner Securities LLC

Notes to Financial Statement
December 31, 2012

1. Nature of Operations

Planner Securities LLC, a Delaware limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Planner International Inc., a Virgin Islands corporation. Planner Securities LLC and Planner International Inc. are part of the Planner Corretora de Valores S.A. Group (Planner Group) of Brazil.

The Company is engaged in the business of selling corporate debt and equity securities options, private placements and foreign securities and investment banking products. The Company, currently, clears all transactions on a fully disclosed basis through a US clearing firm.

The Company is dependent upon financial support from the Planner Group.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Commission revenue and clearing costs
All commission revenues and clearing costs are recorded on a trade date basis.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. A deposit in the amount of $100 is segregated in a "Special Account for the Exclusive Benefit of Customers." The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Fixed assets
Fixed assets are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of six years.

Income Taxes
The Company is a wholly-owned limited liability company and is therefore treated as a disregarded entity for tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Parent remains subject to U.S. federal and state income tax audits for all periods subsequent to 2009.

2. Summary of Significant Accounting Policies (continued)

Subsequent Events
Subsequent to year end, the Company was notified by its clearing agent, it will need to maintain a minimum deposit of $500,000 in the fiscal year 2013 as a result of the current trading activity.

3. Transactions with Clearing Agents and Broker-Dealers

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company and requires the Company to maintain a minimum deposit of $100,000. Amounts due from the clearing agent consist primarily of the required deposit and trading account balances.

4. Transactions with Related Parties

During 2012, Planner International Inc. contributed $600,000 in capital to Planner Securities LLC from funds supplied by the Planner Group.

Income taxes are paid directly by the Company on behalf of the member. At December 31, 2012, the Company paid $1,445 in state income taxes on behalf of the member.

5. Fixed Assets

Fixed assets at December 31, 2012 consist of:

Computer equipment	$ 2,718
Less: Accumulated depreciation	(906)
	$ 1,812

Depreciation expense for the year ended December 31, 2012 was $453.

6. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2012, the Company had net capital of approximately $323,000 which exceeded the minimum net capital by approximately $73,000.

All trades cleared on a fully-disclosed basis are exempt from the provisions of Rule 15c3-3 under subparagraph (k)(2)(ii).

7. Lease Commitments

The Company conducts its operations from leased office facilities in New York City and entered into a one year lease which expires on March 31, 2013. The lease for office space is subject to escalation for the Company's proportionate share of increases in real estate taxes and operating expenses. Future minimum lease payments pertaining to this agreement are $30,000. Rent expense was approximately $154,300 for the year ended December 31, 2012. The Company is currently negotiating an extension to the lease.

8. Commitments and Contingencies

The Company introduces its customer transactions to clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully-disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing brokers for losses that the clearing brokers may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions.

9. Concentration

For the year ended December 31, 2012, one customer accounted for approximately 83% of revenues.

Planner Securities LLC

Statement of Financial Condition
December 31, 2012

METiS group LLC
CERTIFIED PUBLIC ACCOUNTANTS